UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

CROSSROADS SYSTEMS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

22765D209
(CUSIP Number)

July 31, 2015
(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ ] Rule 13d–1(b) [X] Rule 13d–1(c) [ ] Rule 13d–1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 22765D209	13G	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSONS Piton Capital Partners LLC 47-3106673
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 1,319,951
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,319,951
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,951
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*This calculation is rounded to the nearest tenth and is based upon 23,418,989 shares of common stock outstanding as of July 31, 2015 as reported by Crossroads Systems, Inc. to Piton Capital Partners LLC on August 6, 2015.

CUSIP No. 22765D209	13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:
Crossroads Systems, Inc., a Delaware corporation (“CRDS” or the “Issuer”).
Item 1(b)	Address of Issuer’s Principal Executive Offices:
11000 North MoPac Expressway #150 Austin, Texas 78759
Item 2(a)	Names of Persons Filing:
The Statement is filed on behalf of Piton Capital Partners LLC (the “Reporting Person”).
Item 2(b)	Address of Principal Business Office or, if None, Residence:
The address of the Reporting Person is: c/o North Bay Associates 14000 Quail Springs Parkway, Suite 2200 Oklahoma City, Oklahoma 73134
Item 2(c)	Citizenship:
The Reporting Person is a Delaware limited liability company.
Item 2(d)	Title of Class of Securities:
Common stock (“Common Stock”).
Item 2(e)	CUSIP Number:
22765D209
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: 
This Item 3 is not applicable.
Item 4	Ownership:
The percentage used herein is calculated based upon 23,418,989 shares of common stock outstanding as of July 31, 2015 as reported by the Issuer to the Reporting Person on August 6, 2015.
As of July 31, 2015:
(a) Amount Beneficially Owned:
1,319,951*

CUSIP No. 22765D209	13G	Page 4 of 6 Pages

(b) Percent of Class:
5.6%
(c) Number of Shares as to which such person has:
(i) Sole power to vote or direct the vote:
1,319,951
(ii) Shared power to vote or direct the vote:
-0-
(iii) Sole power to dispose or direct the disposition:
1,319,951
(iv) Shared power to dispose or direct the disposition:
-0-

* Represents shares held by Piton Capital Partners LLC. Piton Capital Partners LLC is a Delaware limited liability company and investment entity that is a family client of Kokino LLC.

Item 5	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8	Identification and Classification of Members of the Group.
Not applicable.
Item 9	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 22765D209	13G	Page 5 of 6 Pages

Item 10	Certification.
The Reporting Person makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 22765D209	13G	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     August 7, 2015

PITON CAPITAL PARTNERS LLC
By:	/s/ Douglas Kline
Douglas Kline Chief Operating Officer Kokino LLC, managing member of Piton Capital Management LLC, managing member of Piton Capital Partners LLC